SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

_______________

REACHLOCAL, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

REACHLOCAL, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

75525F104

(CUSIP NUMBER OF CLASS OF SECURITIES)

ADAM F. WERGELES, ESQ.

REACHLOCAL, INC.

21700 OXNARD STREET, SUITE 1600

WOODLAND HILLS, CALIFORNIA 91367

(818) 274-0260

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

BRADLEY A. HELMS, ESQ.

LATHAM & WATKINS LLP

355 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-1560

(213) 485-1234

_______________

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$2,568,889	$298.51

*

Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of ReachLocal, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 3,164,826 shares of ReachLocal, Inc. common stock and have an aggregate value of $2,568,889 as of November 25, 2014, calculated using the Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $116.20 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

[ ]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing party: Not applicable.

Form or Registration No.: Not applicable. Date Filed: Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[   ]      Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

[   ]     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated December 2, 2014 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The issuer is ReachLocal, Inc., a Delaware corporation (“ReachLocal” or the “Company”). The Company’s principal executive offices are located at 21700 Oxnard Street, Suite 1600, Woodland Hills, California 91367, and the telephone number of its principal executive offices is (818) 274-0260. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Information Concerning ReachLocal)” is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.00001 per share, with an exercise price equal to or greater than $8.00 per share and that were not issued pursuant to our 2012 stock option exchange, outstanding under the Company’s existing equity incentive arrangements and held by eligible employees, for replacement options to purchase shares of common stock to be granted under the Amended and Restated ReachLocal 2008 Stock Incentive Plan (the “2008 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Each option holder who elects to exchange options pursuant to the Option Exchange must submit his or her election via the stock option exchange website or submit a paper election form (the “Election Form”) by facsimile and agree to the Terms of Election and will be granted replacement options on a one-for-one basis. As of November 25, 2014, there were outstanding eligible options to purchase an aggregate of approximately 3.2 million shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 6 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 9 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 11 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 4 (Procedures for Electing to Exchange Options),” “Section 5 (Withdrawal Rights),” “Section 6 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 7 (Conditions of this Offer),” “Section 8 (Price Range of Common Stock Underlying the Options),” “Section 9 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 10 (Information Concerning ReachLocal),” “Section 12 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 13 (Agreements; Legal Matters; Regulatory Approvals),” “Section 14 (Material U.S. Federal Income Tax Consequences),” and “Section 15 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 11 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 11 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference. The terms and conditions of the 2008 Plan are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of This Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 12 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 3 (Events That Could Impact This Offer)” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 16 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 11 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 11 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Information Concerning ReachLocal)” and “This Offer – Section 17 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2014, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, filed with the SEC on May 9, 2014, August 7, 2014 and November 6, 2014, respectively, including the financial information set forth in Item 1 – Condensed Consolidated Financial Statements (unaudited) of our Quarterly Reports on Form 10-Q are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 11 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 13 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12. Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2014	REACHLOCAL, INC.

	By:	/s/ Ross G. Landsbaum
Name: Ross G. Landsbaum
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Document

(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options, dated December 2, 2014

(a)(1)(ii)	Form of Terms of Election

(a)(1)(iii)	Form of Announcement Email

(a)(1)(iv)	Form of Reminder Email Communications

(a)(1)(v)	Form of Email Confirming Receipt of Election

(a)(1)(vi)	Screen Shots of Stock Option Exchange Website

(a)(1)(vii)	Paper Election Form

(a)(1)(viii)	Frequently Asked Questions

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)

Form of Amended and Restated Restricted Stock Purchase Agreement (incorporated by reference to Exhibit 10.15 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(2)

Share Purchase Agreement, by and among ReachLocal, Inc. and the Persons listed on Annex A thereto, dated as of September 11, 2009 (incorporated by reference to Exhibit 10.16 of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 24, 2010)

(d)(3)

ReachLocal, Inc. Incentive Bonus Plan, effective as of February 21, 2010 (incorporated by reference to Exhibit 10.17 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(4)

ReachLocal, Inc. Director Stock Plan (incorporated by reference to Exhibit 10.18 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(5)

ReachLocal, Inc. Change in Control and Severance Policy for Senior Management, effective as of February 21, 2010 (incorporated by reference to Exhibit 10.09 of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)

(d)(6)

ReachLocal, Inc. 2004 Stock Plan, adopted April 21, 2004, as amended as of April 8, 2005, July 31, 2006 and September 17, 2007 (incorporated by reference to Exhibit 10.04 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(7)

Amended and Restated ReachLocal, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.34 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)

(d)(8)

Form of Stock Option Agreement (incorporated by reference to Exhibit 10.28 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34749) filed with the SEC on March 15, 2012)

(d)(9)

Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.27 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34749) filed with the SEC on March 15, 2012)

(d)(10)

Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.29 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34749) filed with the SEC on March 15, 2012)

(d)(11)

Form of Performance-Vesting Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.23 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 001-34749) filed with the SEC on March 11, 2013)

(d)(12)	Form of Performance-Vesting Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-34749) filed with the SEC on February 15, 2013)

(d)(13)

Form of Stock Option Agreement (Regulation D Early Exercise) (incorporated by reference to Exhibit 10.06 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(14)

Form of Stock Option Agreement (Rule 701) (incorporated by reference to Exhibit 10.07 to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(15)

Form of Non-Employee Director Stock Option Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File No. 001-34749) filed with the SEC on August 4, 2011)

(d)(16)

Form of Interim-Employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.33 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (File No. 001-34749) filed with the SEC on March 5, 2014)

(d)(17)	Form of Inducement Stock Option Agreement (incorporated by reference to Exhibit 10.02 of the Company’s Current Report on Form 8-K (File No. 001-34749) filed with the SEC on April 2, 2014)

(d)(18)

Second Amended and Restated Investors’ Rights Agreement, by and among ReachLocal, Inc., the Investors listed on Exhibit A, Exhibit B, Exhibit C and Exhibit D thereto, and the Founders listed on Exhibit E thereto, dated as of September 17, 2007 and as amended as of July 1, 2008, May 14, 2009, and May 18, 2009 (incorporated by reference to Exhibit 4.02 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(19)

Stockholders Agreement, by and between ReachLocal, Inc. and NetUs Pty Limited ACN 117 674 030, dated as of September 11, 2009 (incorporated by reference to Exhibit 4.03 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(20)

Form of Indemnification Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.01 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 001-34749) filed with the SEC on March 11, 2013)

(d)(21)

Employment Letter between ReachLocal, Inc. and Sharon T. Rowlands, dated March 31, 2014 (incorporated by reference to Exhibit 10.01 of the Company’s Current Report on Form 8-K (File No. 001-34749) filed with the SEC on April 2, 2014)

(d)(22)

Offer of Employment by and between ReachLocal, Inc. and Ross G. Landsbaum, dated as of May 30, 2008 (incorporated by reference to Exhibit 10.12 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

(d)(23)

Offer Letter between ReachLocal, Inc. and Kris Barton, dated January 30, 2012 (incorporated by reference to Exhibit 10.01 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 001-34749) filed with the SEC on May 9, 2014)

(g)	Not applicable

(h)	Not applicable